Organization Indirect Owners

Organization CRD Number: 7059   **Organization Name: CITIGROUP GLOBAL MARKETS INC.**

Organization SEC Number: 8-8177   **Applicant Name: CITIGROUP GLOBAL MARKETS INC.**

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Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
CITIGROUP INC.	Domestic Entity	CITIGROUP GLOBAL MARKETS HOLDINGS INC.	100% SHAREHOLDER	11/1997	75% or more	Y	Y	52-1568099
CITIGROUP GLOBAL MARKETS HOLDINGS INC.	Domestic Entity	OWNS 100% OF CITIGROUP FINANCIAL PRODUCTS INC.	100% SHAREHOLDER	09/1998	75% or more	Y	Y	11-2418067